July 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Anuja A. Majmudar

                     Timothy S. Levenberg

                     Craig Arakawa

                     Brian McAllister

          Re:     Osprey Technology Acquisition Corp.

                     Amendment No. 1 to Registration Statement on Form S-4

                     Filed June 28, 2021

                     File No. 333-256103

Ladies and Gentlemen:

On behalf of our client, Osprey Technology Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 9, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on May 13, 2021 and Amendment No. 1 filed with the Commission on June 28, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Osprey Technology Acquisition Corp.

July 14, 2021

Amendment No. 1 to Form S-4 Filed June 28, 2021

Risk Factors, page 34

1.

We note your updated disclosure on page 155 regarding the pending lawsuit and demands, as well as the generic discussion under “We may become involved in litigation that may materially adversely affect us” at page 76. Please include a risk factor addressing any material risks associated with the merger-related litigation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 80 of Amendment No. 2 to include a risk factor addressing material risks associated with the merger-related litigation.

Recommendation of the BlackSky Board of Directors and Reasons for the Merger, page 250

2.

You state that “The BlackSky board of directors considered that the Key Stockholders entered into the Stockholder Support Agreements with Osprey, Merger Sub and BlackSky.” You disclose at page 5 that BlackSky’s directors and executive officers “collectively beneficially owned ... approximately 37.48% of BlackSky common stock outstanding.” In new disclosure at page 14, you state that the Key Stockholders “are expected to beneficially own and be entitled to vote 501,389,456 shares of BlackSky common stock, which represent ... approximately 76.52% of BlackSky common stock outstanding on the date of the Stockholder Support Agreements,” the form of which you provide as Annex H. That form agreement identifies its purpose as inducing Osprey “to enter into the Merger Agreement and cause the Transactions to be consummated.”

Please expand your disclosure to identify any members of BlackSky management who also are among the “Key Stockholders” and to list all holders who beneficially own 10% or more of outstanding BlackSky common stock. Also ensure that the tabular disclosure at page 174 includes all corresponding entries for the number of shares and percentage held in each case.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages xiii and 173 of Amendment No. 2 to identify the applicable stockholders and revise the tabular disclosure, respectively.

Additional Comments from the Commission

Quorum and Required Vote for Proposals for the Osprey Special Meeting, page 120

Osprey Technology Acquisition Corp.

July 14, 2021

3.	Please confirm whether you considered the applicability of Section 251(c) of the DGCL to the transaction.

The Company respectfully acknowledges the Staff’s comment and notes that Section 251(c) provides that, in a merger, the executed merger agreement will be approved by a majority of the outstanding voting rights of each constituent corporation at an annual or special meeting. Because the contemplated transaction is structured as a reverse subsidiary merger of a subsidiary of Osprey with and into BlackSky, such that Osprey is not a constituent corporation in the merger, Section 251(c) of the DGCL is not the applicable approval standard with respect to Osprey’s shareholders.

Description of the Transactions, page 95

4.	In the next response letter, provide a brief demonstration of how the amount per share of the underwriting fee was calculated.

The Company respectfully acknowledges the Staff’s comment and notes that the Registration Statement disclosure on page 95 of Amendment No. 2 provides: “The payment of underwriting fees of $11,068,750 incurred in connection with Osprey’s initial public offering, for which payment was deferred until Osprey consummated a business combination or similar transaction, which fees amount to approximately (i) $0.08 per share on a pro forma basis (or 0.8% of the value of shares assuming a trading price of $10.00 per share), assuming no redemptions, and (ii) $0.11 per share on a pro forma basis (or 1.1% of the value of shares assuming a trading price of $10.00 per share), assuming maximum redemptions.”

The per share amount of the underwriting fee was calculated by dividing (a) the total amount of underwriting fees of $11,068,750 by (b) (i) 132,278,335 shares, which is the total number of shares outstanding on a pro forma basis, assuming no redemptions, and (ii) 105,108,801 shares, which is the total number of shares outstanding on a pro forma basis, assuming maximum redemptions. This yielded a per share amount of underwriting fees of (i) $0.08 per share on a pro forma basis, assuming no redemptions, and (ii) $0.11 per share on a pro forma basis, assuming maximum redemptions.

The percentage of the value of shares such underwriting fee represents was calculated by dividing (a) the pro forma per share underwriting fees of (i) $0.08, assuming no redemptions, and (ii) $0.11, assuming maximum redemptions, by (b) the assumed trading price of $10.00 per share. This resulted in underwriting fees representing (i) 0.8% of the value of shares, assuming no redemptions, and (ii) 1.1% of the value of shares, assuming maximum redemptions.

Osprey Technology Acquisition Corp.

July 14, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2535 should you require further information.

Very truly yours,

/s/ C. Michael Chitwood
C. Michael Chitwood

cc:     Jeffrey F. Brotman, Osprey Technology Acquisition Corp.